SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

On July 20, 2010, the Company has issued US$150,000,000 of 11.500% Notes due 2020, Series 2 (the “Notes”). The Bank of New York Mellon acted as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., acted as registrar, paying agent, transfer agent and representative of the trustee in Argentina.

The Notes will mature on July 20, 2020 and will bear interest at a rate of 11.500% per year, payable semi-annually in arrears on January 20 and July 20 of each year, commencing on January 20, 2011. The issue price was 97.838% of the principal amount of the Notes.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold to or for the account or benefit of U.S. persons except in transactions that are exempt from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: First Vice Chairman of the Board of Directors

Dated: July 21, 2010